

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2025

Rafael Lizardi
Chief Financial Officer
Texas Instruments Inc
12500 TI Boulevard
Dallas, TX 75243

  Re: Texas Instruments Inc
    Form 10-K for the Fiscal Year Ended December 31, 2024
    File No. 001-03761

Dear Rafael Lizardi:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing